Exhibit 99.1

BTQ Technologies' QSSN Selected as Core Security Infrastructure for South Korea's First Bank-Led KRW Stablecoin Proof-of-Concept

BTQ provides strategic advisory support and QSSN as core PQC security infrastructure for the iM Bank initiative on the Kaia mainnet, advancing post-quantum migration across global financial infrastructure

  BTQ has been selected as the core post-quantum cryptography security technology provider for South Korea's first bank-led KRW stablecoin proof-of-concept, delivering its Quantum Secure Stablecoin Settlement Network ("QSSN") for the initiative.

  BTQ is providing strategic advisory support and helping coordinate implementation across the partnership with iM Bank and Finger, supporting the integration of post-quantum protections into regulated digital money infrastructure.

  Built on the Kaia mainnet, the proof-of-concept is connected to the blockchain ecosystems originally developed by Kakao and LINE, linking the initiative to two of the largest messaging and digital platform ecosystems in Korea and Japan.

VANCOUVER, BC, May 6, 2026 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ), a global quantum technology company focused on securing mission-critical networks, today announced that it it has been selected as the core PQC security technology provider through its Quantum Secure Stablecoin Settlement Network ("QSSN") in a proof-of-concept with its Korean strategic partner, Finger Inc. ("Finger"), and iM Bank, a leading Korean commercial bank, for South Korea's first bank-led Korean won stablecoin infrastructure incorporating post-quantum cryptography ("PQC").

The proof-of-concept represents more than a technical pilot. It marks an important step in bringing next-generation quantum security into banking infrastructure within Korea's regulated financial system. In addition to providing QSSN as the core PQC security framework, BTQ is contributing consulting and strategic coordination across the three-way partnership, helping align the project's security architecture, implementation approach, and long-term post-quantum migration objectives.

"Post-quantum migration requires more than a cryptographic upgrade. It requires coordination across infrastructure, implementation, and institutional stakeholders," said Olivier Roussy Newton, Chief Executive Officer of BTQ Technologies. "In this initiative, BTQ is providing both strategic advisory support and QSSN as the post-quantum security architecture, while helping lead coordination across the three-way partnership. We believe this proof-of-concept demonstrates how financial institutions can begin integrating quantum-resilient protections into digital money systems in a practical and operationally viable way."

South Korea's First Bank-Led PQC Stablecoin Infrastructure Initiative

BTQ is working alongside iM Bank and Finger on a three-way initiative to validate the issuance and distribution infrastructure for a Korean won stablecoin. In addition to supplying QSSN as the PQC security layer, BTQ is providing consulting support and helping to guide coordination across the partnership as the parties evaluate how to integrate post-quantum protections into bank-led digital asset infrastructure.

The proof-of-concept will validate several key components, including real-time reconciliation between bank reserves and blockchain-issued supply, a global-standard smart contract architecture, connectivity to global infrastructure for overseas distribution, and the integration of a PQC-based dual-signature security structure. By applying BTQ's PQC signature architecture alongside the existing ECDSA cryptographic framework, the system is designed to preserve operational continuity for financial institutions while proactively addressing future quantum computing threats.

Built on Kaia Mainnet

A notable feature of the proof-of-concept is that it will be implemented on the Kaia mainnet, one of Korea's leading Layer 1 blockchain networks. Kaia was created through the merger of Klaytn, the blockchain originally developed by Kakao, and Finschia, the blockchain associated with LINE. Kakao and LINE sit at the center of two of the largest messaging and digital platform ecosystems in Korea and Japan, respectively, making Kaia a significant piece of regional digital infrastructure.

Klaytn previously participated in the Bank of Korea's CBDC pilot ecosystem, and the Bank of Korea has continued to advance CBDC testing through initiatives such as Project Hangang.

By combining BTQ's PQC technology with blockchain infrastructure tied to the Kakao and LINE ecosystems, the proof-of-concept is intended to establish a model that aligns institutional-grade security, blockchain scalability, and evolving regulatory requirements for digital money infrastructure.

QSSN as the Security Layer

The PQC security foundation for the initiative is BTQ's Quantum Secure Stablecoin Settlement Network, or QSSN, a quantum-secure network architecture designed for stablecoin, tokenized deposit, payment, and digital asset infrastructure. QSSN is designed to protect critical issuer functions, including stablecoin issuance, burning, transfer authority, upgrade control, and administrative permissions, by integrating PQC-based signatures while maintaining existing user experience and operational workflows.

BTQ has previously announced that QSSN was highlighted in the U.S. Post-Quantum Financial Infrastructure Framework ("PQFIF") as a model architecture for post-quantum digital money infrastructure. The Company has also positioned QSSN as a standards-oriented initiative advanced through QuINSA and aligned with emerging post-quantum financial infrastructure requirements.

Addressing the Harvest-Now, Decrypt-Later Risk

The timing of the proof-of-concept reflects the growing urgency surrounding the "Harvest-Now, Decrypt-Later" risk, in which attackers may collect encrypted financial data today and decrypt it later once sufficiently advanced quantum capabilities emerge. Global institutions are already accelerating post-quantum migration. The U.S. National Institute of Standards and Technology ("NIST") has finalized its first set of post-quantum cryptography standards, including ML-DSA, ML-KEM, and SLH-DSA, while major technology companies and financial institutions continue to define their own post-quantum transition timelines.

BTQ's QSSN addresses this challenge through a dual-signature design that allows existing ECDSA-based infrastructure to operate in parallel with NIST-aligned PQC signatures such as ML-DSA. This approach enables banks and payment infrastructure providers to begin a phased transition toward quantum-safe security without disrupting existing systems.

Expanding BTQ's Korean Ecosystem

BTQ continues to expand its Korean ecosystem across digital assets, payments, banking infrastructure, and hardware-based security. In October 2025, BTQ announced that Finger had joined Danal as an early participant in BTQ's QSSN pilot program, with the initiative expected to progress from proof-of-concept toward commercialization under QuINSA-aligned guidelines and broader industry frameworks such as PQFIF.

The commencement of the iM Bank proof-of-concept represents an important commercial signal for BTQ, indicating that demand for post-quantum migration among Korean financial institutions is beginning to move from policy discussion toward infrastructure-level implementation. As Korea advances both quantum technology policy and stablecoin-related regulatory discussions, BTQ believes QSSN is well positioned at the intersection of regulated finance, digital asset infrastructure, and post-quantum security.

About iM Bank
iM Bank is a South Korean commercial bank and a subsidiary of DGB Financial Group. Headquartered in Daegu, iM Bank presents itself as a financial companion for customers and traces its roots to Daegu Bank, which was established in 1967 as Korea's first regional bank. For more information, please visit https://www.imbank.co.kr/

About Finger Inc. Group
Finger supplies and develops financial IT solutions to provide optimized money management strategies for employees and corporate customers. Providing "Smartphone Financial Services", "Corporate Cash Management Services" for businesses, "Private Wealth Management Services" for private consumers.

Since the year 2000, Finger has accumulated a number of awards and patents regarding its businesses. Based on its Mobile Enterprise Application Platform(MEAP) Orchestra and its funds management system using screen-scrapping technologies, Finger was the first company in Korea to deliver a smartphone banking banking-service. For more information, please visit http://www.finger.co.kr/

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ) is a quantum technology company focused on accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio and deep technical expertise, BTQ is advancing a full-stack, neutral-atom quantum computing platform spanning hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman
Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information: For further information: E: desk@btq.tech, Bill Mitoulas; Investor Relations, T: +1.416.479.9547, E: bill@btq.tech; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 06-MAY-26